

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Kenneth Cornick
Chief Financial Officer
Clear Secure, Inc.
65 East 55th Street, 17th Floor
New York, NY 10022

>      **Re:  Clear Secure, Inc.**
>           **Amendment No. 1 to Draft Registration Statement on Form S-1**
>           **Submitted May 21, 2021**
>           **CIK: 0001856314**

Dear Mr. Cornick:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our May 13, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Financial Statements - Clear Secure, Inc.
Note 4. Subsequent Events, page F-4

1.    We note that you have included disclosure of the tax receivable agreement and changes in capital structure in your pro forma financial information.  However, we continue to believe that these agreements, while although not yet executed, will be executed prior to effectiveness and therefore are of such a nature that they must be disclosed in order to keep the financial statements from being misleading.  Please include subsequent events disclosure pursuant to ASC 855-10-50-2 for the Tax Receivable Agreement and Reorganization Agreement.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Brian Janson